UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                            MONTEREY BAY BANCORP INC.

                                (Name of Issuer)


                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                    61239H107


                                 (CUSIP Number)


                  David J. Harris, Esq., 1775 Eye Street, N.W.
                     Washington, D.C. 20006 (202) 261-3385

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 23, 1998


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page 1 of 2 Pages

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ITEM 1.  Security and Issuer.

         This Amendment No. 3 to Statement on Schedule 13D heretofore filed on February 26, 1996 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 36 Brennan Street, Watsonville, California 95076. This statement is being filed on behalf of Josiah T. Austin and Valer Austin, both United States citizens (hereinafter the "Reporting Person" and collectively the "Reporting Persons") to reflect the following amendments to Item 4 and Item 7.


Item 4.  Purpose of Transaction

         Item 4 is amended and restated to read as follows:

         The acquisitions of Common Stock to which this statement relates have been made for investment. Nevertheless, attached as Exhibit A, is a letter from Mr. Austin to the issuer indicating the plan of the Reporting Persons to vote their Shares in a manner that could result in a change in the present board of directors or management of the issuer.

Item 7.  Material to be filed as Exhibits

         Item 7 is amended to include:

          Exhibit A   Letter to Board of Directors of Issuer

         Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                 /S/ Josiah T. Austin
Date: December 14, 1998                     ________________________________
                                                     Josiah T. Austin


                                                 /S/ Valer C. Austin
                                            ________________________________
                                                     Valer C. Austin